Exhibit (h)(4)(iii)

April 30, 2020

Loomis Sayles Funds II

Natixis Funds Trust II

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. ("Loomis Sayles") notifies you that it will waive its management fee and to the extent necessary, reimburse certain expenses of the Funds listed below through April 30, 2021, in order to limit the Fund's total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap
July 1, 2019 through April 30, 2021:
Loomis Sayles High Income Fund1	1.00% for Class A shares
1.75% for Class C shares
0.70% for Class N shares
1.00% for Class T Shares
0.75% for Class Y shares
Loomis Sayles Investment Grade Bond Fund1	0.76% for Class A shares
1.51% for Class C shares
0.46% for Class N shares
0.76% for Class T shares
0.51% for Class Y shares
1.01% for Admin Class shares
May 1, 2020 through April 30, 2021:
Loomis Sayles Strategic Alpha Fund1	1.00% for Class A shares
1.75% for Class C shares
0.70% for Class N shares
1.00% for Class T shares
0.75% for Class Y shares

Exhibit (h)(4)(iii)

1Natixis Advisors, L. P. ("Natixis Advisors") will bear a portion of the waiver. The Natixis Advisors portion of the waiver will be equal to the ratio of the Natixis Advisors Support Services Fee divided by the management fee earned by Loomis Sayles.

With respect to the Fund, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class' total annual fund operating expenses fall below the annual rates set forth above; provided, however, that the Fund is not obligated to pay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the "non-interested" Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Fund's custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of the Fund's expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund's expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By: /s/ Lauren Pitalis

Name: Lauren Pitalis

Title: Vice President